Exhibit 21.1

SUBSIDIARIES OF WATCHGUARD TECHNOLOGIES, INC.

WatchGuard Technologies Australia Pty Ltd, an Australian subsidiary

WatchGuard Technologies France, a French subsidiary

WatchGuard Technologies Germany GmbH, a German subsidiary

WatchGuard Technologies Japan K.K., a Japanese subsidiary

WatchGuard Technologies Brazil, a Brazilian Limitada

RapidStream, Inc., a California subsidiary

RapidStream Cayman Ltd., a BWI subsidiary of RapidStream, Inc.